Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169533

COLE CREDIT PROPERTY TRUST IV, INC.
SUPPLEMENT NO. 6 DATED JANUARY 25, 2013
TO THE PROSPECTUS DATED OCTOBER 24, 2012
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust IV, Inc. dated October 24, 2012 and Supplement No. 5 dated January 10, 2013, which superseded and replaced all previous supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust IV, Inc. and
(2)	a purchase agreement with WPV San Jose, LLC.
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on January 26, 2012. Of these shares, we are offering 250,000,000 shares in a primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan. As of January 18, 2013, we had accepted investors’ subscriptions for, and issued, approximately 32.9 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $325.7 million.
We will offer shares of our common stock pursuant to the offering until January 26, 2014, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by January 26, 2014, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
Purchase Agreement with WPV San Jose, LLC
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary – Description of Real Estate Investments” beginning on page 10 of the prospectus and “Investment Objectives and Policies – Real Property Investments” beginning on page 107 of the prospectus.
On January 18, 2013, Cole CCPT IV Acquisitions, LLC, a Delaware liability company, and a wholly-owned subsidiary of our operating partnership, CCPT IV OP, entered into a purchase agreement (the San Jose Agreement) with WPV San Jose, LLC (the Seller), a Delaware limited liability company, which is not affiliated with us, our advisor or affiliates.  Pursuant to the terms of the San Jose Agreement, CCPT IV OP agreed to purchase an approximately 510,000 square foot multi-tenant retail shopping center with approximately 60 tenants located in San Jose, California (the San Jose Property) for a purchase price of approximately $205.0 million, exclusive of closing costs. In connection with the acquisition, we will pay an affiliate of our advisor an acquisition fee of approximately $4.1 million upon closing. The San Jose Property was constructed in 2008 and is 95% leased.

Pursuant to the terms of the San Jose Agreement, we paid a $10.0 million deposit (the Deposit), which is currently held by an independent escrow agent. Upon the consummation of the purchase and sale transaction contemplated by the San Jose Agreement, the Deposit will be applied towards the purchase price of the San Jose Property. We have a due diligence period ending on February 1, 2013, during which we may terminate the San Jose Agreement for any reason at our sole discretion. The Deposit is refundable to us if the San Jose Agreement is terminated prior to the end of the due diligence period.  After the due diligence period, if the transaction is not consummated as a result of our failure to purchase the San Jose Property as required by the San Jose Agreement, the Deposit would be paid to the Seller. The acquisition of the San Jose Property is expected to be completed on or about March 1, 2013. The purchase of the San Jose Property is expected to be funded with a combination of proceeds from our initial public offering and borrowings from our $250.0 million Credit Facility or a mortgage loan to be secured by the San Jose Property. We currently have no plan for any renovations, improvements or development of the San Jose Property, and we believe the San Jose Property will be adequately insured.

The following table sets forth the principle provisions of the lease terms for the major tenants at the San Jose Property:

						Effective
		Total	% of Total		Effective	Base Rent
		Square	Rentable	Renewal	Annual	per
		Feet	Square	Options	Base	Square
Property	Major Tenants (1)	Leased	Feet	(2)	Rent (3)	Foot (3)	Lease Term (4)
The Plant - San Jose, CA	Home Depot,	141,021	28%	1/10 yr.	$3,384,504	$24.00	4/17/2008	–	1/31/2014
	U.S.A., Inc.			& 2/5 yr.	3,807,567	27.00	2/1/2014	–	1/31/2019
					4,284,218	30.38	2/1/2019	–	1/31/2024
					4,820,098	34.18	2/1/2024	–	1/31/2029
					5,422,257	38.45	2/1/2029	–	1/31/2034
	Toys “R” Us -	64,850	13%	3/5 yr.	1,426,700	22.00	1/24/2008	–	1/31/2013
	Delaware, Inc.				1,569,370	24.20	2/1/2013	–	1/31/2018
					1,726,307	26.62	2/1/2018	–	1/31/2023

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the San Jose Property.
(2)	Represents number of renewal options and the term of each option.
(3)	Effective annual base rent and effective base rent per square foot includes adjustments for rent concessions or
	abatements, if any.
(4)	Represents lease term beginning with the current rent period through the end of the non-cancellable lease
	term, assuming no renewals are exercised. These tenants are subject to long-term double net leases that require the
	tenants to pay substantially all operating expenses in addition to base rent.

The acquisition of the San Jose Property is subject to a number of conditions. A significant condition to acquiring the San Jose Property is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price, including any expenses or closing costs in connection with closing the acquisition. An additional condition to acquiring the San Jose Property may be securing debt financing to pay the balance of the purchase price. Such financing may not be available on acceptable terms or at all.  Due to the considerable conditions that must be satisfied in order to acquire the San Jose Property, we cannot make any assurances that the closing of this acquisition is probable.

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CCPT4-SUP-06A